                                                                    EXHIBIT 23.1

               Consent of Independent Registered Public Accounting Firm

      We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-04489) of SOLA International, Inc. of our report dated June 24, 2005, with respect to the statements of net assets available for benefits of the SOLA 401(k) Savings Plan as of December 31, 2004 and 2003, the related statements of changes in net assets available for benefits for the years then, and the related supplemental Schedule H, line 4i -- schedule of assets (held at end of year) and Schedule H, line 4a -- schedule of nonexempt transactions as of and for the year ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the SOLA 401(k) Savings Plan.

/s/ Mohler, Nixon & Williams
Mohler, Nixon & Williams
Accountancy Corporation

Campbell, California
June 30, 2005